

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2020

Mark D. Fischer
General Counsel
PVH Corp.
200 Madison Avenue
New York, New York 10016

      **Re: PVH Corp.**
          **Registration Statement on Form S-4**
          **Filed September 10, 2020**
          **File No. 333-248713**

Dear Mr. Fischer:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Manufacturing